Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
June 9, 2017
Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment Nos. 200 and 201 to the Registration Statement on Form N-1A (the “Amendments”)
Dear Mr. Rakestraw,
This letter responds on the Registrant’s behalf to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendments, which you communicated to me by telephone on May 31, 2017. The Registrant filed the Amendments with the SEC on April 13, 2017 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) to add Class R-6 to the Global Diversified Income Fund and Global Multi-Strategy Fund (each, a “Fund” and together, the “Funds”). The Registrant will make changes in response to Staff comments as described below in post-effective amendments that will be filed with the SEC pursuant to Rule 485(b) under the 1933 Act (Amendment Nos. 207 and 208).
Comments to the Prospectuses
Comment 1.    Please explain why estimated expenses are used for the new class of each Fund instead of such Fund’s actual expenses.
Response:    Although the Registrant bases its estimate for each new class on actual Fund expenses, some class-specific expenses are necessarily estimated (for example, registration and shareholder reporting fees).
Comment 2.    For the Global Multi-Strategy Fund, please confirm that the Registrant will update the date in Footnote 2 to the expense table so that the fee waiver will be in effect for no less than one year from the effective date of the registration statement.
Response:    Confirmed.
Comment 3.    Please disclose if the advisor has the opportunity to recoup expenses that it previously waived.
Response:    There is no ability to recoup expenses beyond the fiscal year end.

Mr. Trace Rakestraw
June 9, 2017

Comment 4.    With respect to the Cayman Subsidiary of the Global Multi-Strategy Fund:

a.
Please confirm the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with the Subsidiary. Explain any exceptions.

b.	Please confirm the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).

c.
If the Fund has not received a Private Letter Ruling from the Internal Revenue Service with respect to whether income generated from the Fund’s investment in the Subsidiary will be “qualifying income” for regulated investment company qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary, please disclose the basis on which the Fund has made such a determination (such as an opinion of counsel).

Response:    The Fund will aggregate its direct investments with its Subsidiary’s investments when testing for compliance with the Fund’s fundamental and non-fundamental investment restrictions. The Subsidiary complies with Section 18 on a non-aggregated (and aggregated) basis and with Section 17. In addition, the Subsidiary uses the same practices as the Fund with regard to pricing and valuation, and the consolidated financial statements of each Fund and Subsidiary are audited by the Fund’s independent registered public accounting firm. Notwithstanding the foregoing, we note that, as disclosed in the SAI, the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies.
As disclosed in the Registration Statement, the Fund has not received a private letter ruling. The Registrant will make the requested revision to disclose that, similar to other funds in the industry, the Fund relies on the reasoning set forth in certain IRS Private Letter Rulings as the basis for its determination that income from the Subsidiary will be “qualifying income.”
Comment 5.    In the Performance section for each Fund, please state that the returns are for a class that is not presented, that such class would have substantially similar annual returns because the shares are invested in the same portfolio of securities, and that the annual returns of the classes would differ only to the extent that the classes do not have the same expenses.
Response:    The Registrant will make the requested revisions.
Comment 6.    In future filings, consider revising the range of the y-axis of the bar chart for the Global Multi-Strategy Fund (and other funds that have a narrower range of returns).
Response:    The Registrant will consider this comment in future filings.
Comment 7.    The Staff does not consider the Hedge Fund Research, Inc. Fund-of-Funds Composite Index to be a broad-based index. Please add a broad-based index for the Global Multi-Strategy Fund as described in Form N-1A.
Response:    The Registrant respectfully declines to revise the disclosure. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the fund, the fund’s investment adviser or the fund’s distributor.
Moreover, the index provider states a broad purpose for the index, describing the HFRI Indices as “broadly constructed indices designed to capture the breadth of hedge fund performance trends across all strategies and regions.” The Registrant further submits that several other fund complexes use this index as the broad-based index or part of blended index.
Comment 8.     Please confirm that the Registrant will update the dates of advisory and sub-advisory agreement approvals under “Management of the Funds.”

Mr. Trace Rakestraw
June 9, 2017

Response:    Confirmed.
Comment 9.    Under Dividends and Distributions, please consider deleting the phrase “without a sales charge” for these standalone prospectuses since they only include a class to which sales charges are inapplicable.
Response:    The Registrant respectfully declines to make this change in order to maintain consistency with the language in the prospectuses into which these standalone prospectuses will be incorporated.
Comment 10.    Under Tax Considerations, consider adding information specific to Cayman and clarifying whether the disclosures in this section apply to the Cayman subsidiary.
Response:    The Registrant respectfully declines to make this change at this time but will consider this comment in future filings.
Comment 11.    Consider revising the disclosures under “Funds Investing in Securities Generating Tax-Exempt Income” for these standalone prospectuses since each prospectus includes only one fund.
Response:    The Registrant will make the requested revisions.
Comment 12.    Confirm that interim financials will be provided with respect to the Global Multi-Strategy Fund.
Response:    Confirmed.
Comment 13.    Please update the information in Appendix B with respect to the Global Multi-Strategy Fund’s benchmark index.
Response:    The Registrant will delete Appendix B for this filing.
Comments to Part C
Comment 14.    With respect to index funds, if an index fund is a party to any index licensing or sub-licensing agreement, please file such agreement as an exhibit pursuant to Form N-1A Item 28(h).
Response:    The index funds are not parties to the relevant index licensing agreements, which are between the index provider and the fund’s adviser.
Comment 15.    Please confirm the Registrant will update information for any “Form of” agreements that have been executed.
Response: Confirmed.
Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Counsel, Registrant